Exhibit 99.1
CAESARSTONE RECIEVES NASDAQ LETTER REGARDING COMPLIANCE WITH
NASDAQ’S INDEPENDENT DIRECTOR REQUIREMENT

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today announced that the Company received a letter from The Nasdaq Stock Market LLC, dated October 27, 2016, indicating that following the previously-announced resignation of Mr. Moshe Ronen from its board of directors, the Company is no longer in compliance with Nasdaq’s independent director requirement as set forth in Listing Rule 5605.

Consistent with Marketplace Rule 5605(b)(1)(A) the Company has until (i) the earlier of its next annual shareholders meeting or October 18, 2017, or (ii) if the next annual shareholders meeting is held before April 17, 2017, then the Company must evidence compliance no later than April 17, 2017.

On October 26, 2016, the Company called an annual general meeting of the shareholders to be held on December 6, 2016 (the “Meeting”), the agenda of which includes the election of new nominees to its board of directors. Upon the approval of the Company’s shareholders to the election of new nominees, a majority of the Company’s board will be comprised of directors that satisfy Nasdaq’s independence requirements.  As such, the Company expects to remedy the current noncompliance following the Meeting and within the timeframe required by the Nasdaq Listing Rules.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229